CREAM MINERALS LTD.

#1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

September 18, 2007

TSX Venture Exchange Symbol:  CMA

U.S. 20-F Registration:  000-29870

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ADDS NEW COBALT DISCOVERY TO NICKEL

ON WINE NICKEL–COPPER PROPERTY - MANITOBA

Following further assaying of diamond drill core (Radar 07 – 01) at the Wine Nickel – Copper property, located south east of Flin Flon, Manitoba (see previous News Release dated July 19, 2007), Cream Minerals Ltd. (TSXV – CMA) is pleased to report the addition of a significant occurrence of Cobalt averaged about 0.05% (one pound/ton) Cobalt for the entire sulfide intersection length of 66.8 ft (true width 43.6 ft) which also averaged 2.27% Cu, 1.30% Ni, 0.319g/t Au, 0.132g/t Pt and 0.270g/t Pd.

Mr. Frank Lang, President and CEO of Cream Minerals stated “With Cobalt presently priced at US$26.00 per pound, this unexpected discovery, in addition to the presence of gold, platinum and palladium, may cover many of the future mining and milling costs should an economic deposit be developed.  We are very pleased with the mineralization that we are seeing at the Wine Property, especially of the high - grade Nickel and Copper.  Plans are in place to expand drilling in 2008 to further define the size of the potential resource.

A review of recent and earlier diamond drill results suggests that the main mineralized Nickel-Copper zone is localized within rhyolite where gabbro intruded the volcanic units. The Cu-Ni mineralization appears to plunge towards the south-east where an earlier drill hole Eel 301 drilled 1200 ft SE by Hudson Bay Exploration and Development Company Ltd. (“HBED”) in 1982 cut numerous sections two to 12 ft wide assaying low grade (0.1 % to 0.2%) Copper.  Nickel and PGE‘s were not assayed for this hole, Eel 301.

After the freeze up at Flin Flon, plans are to complete a Down Hole Pulse Electro-Magnetic geophysical survey, followed by a deep electromagnetic survey to locate the intrusive rhyolite contact, as a guide to future diamond drilling.

Radar 07 – 01, May 2007, Drilled to confirm results of previous drilling
Sample#	from ft	to ft	width ft	width m	Au g/t	Cu %	Ni %	Co %	Pt g/t	Pd g/t
860601	57.40	58.80	1.40	0.43	1.080	3.10	0.14	0.01	0.015	0.200
860602	172.50	173.30	0.80	0.24	0.040	0.39	2.67	0.07	0.015	0.280

860603	182.60	184.80	2.20	0.67	0.080	0.41	0.42	0.02	0.000	0.065
860604	184.80	186.40	1.60	0.49	0.080	0.13	0.08	<0.01	0.030	0.070
860605	186.40	189.40	3.00	0.91	0.110	0.40	1.01	0.04	0.045	0.250
860606	189.40	192.20	2.80	0.85	0.050	0.65	1.25	0.05	0.025	0.055
860607	192.20	193.90	1.70	0.52	0.890	2.69	0.00	0.04	0.040	0.055
860608	193.90	195.00	1.10	0.34	1.750	18.10	0.52	0.02	0.060	0.150
860609	195.00	198.30	3.30	1.01	0.390	0.62	1.62	0.07	0.130	0.180
860610	198.30	200.90	2.60	0.79	0.150	2.68	1.92	0.07	0.350	0.330
860611	200.90	203.70	2.80	0.85	0.030	0.33	2.48	0.09	0.450	0.530
860612	203.70	207.00	3.30	1.01	0.280	3.48	1.73	0.06	0.350	0.510
860613	207.00	209.00	2.00	0.61	0.070	0.72	2.67	0.11	0.510	0.250
860614	209.00	212.60	3.60	1.10	0.390	7.76	1.44	0.06	0.270	0.570
860615	212.60	213.90	1.30	0.40	0.070	0.18	0.13	<0.01	0.020	0.040
860616	213.90	215.60	1.70	0.52	1.170	3.02	0.35	0.02	0.340	0.230
860617	215.60	217.30	1.70	0.52	0.040	0.16	0.03	<0.01	0.020	0.010
860618	217.30	220.50	3.20	0.98	0.150	1.99	1.46	0.06	0.060	0.320
860619	220.50	224.70	4.20	1.28	0.030	0.05	0.11	0.05	0.015	0.010
860620	224.70	227.00	2.30	0.70	0.240	5.60	1.25	0.06	0.210	0.150
860621	227.00	230.10	3.10	0.95	0.560	3.77	1.45	0.06	0.045	0.180
860622	230.10	233.70	3.60	1.10	0.065	1.39	1.36	0.08	0.110	0.120
860623	233.70	237.00	3.30	1.01	1.610	1.33	2.07	0.09	0.260	0.250
860624	237.00	240.10	3.10	0.95	0.110	1.47	2.28	0.09	0.270	0.400
860625	240.10	242.90	2.80	0.85	0.230	3.25	2.24	<0.01	0.330	0.710
860626	242.90	246.20	3.30	1.01	0.055	0.20	0.15	0.08	0.015	0.035
860627	246.20	249.40	3.20	0.98	0.340	3.72	2.04	0.04	0.020	0.760
Weighted average	182.60	249.40	66.80	20.37	0.319	2.27	1.304	0.054	0.132	0.270

The following are assays from HBED drilling:

									Pt +Pd
Sample#	from ft	to ft	width ft	Width m	Au g/t	Cu %	Ni %	Co %	oz/ton
Eel 301	1200 ft SE of Eel 346
1983	Low grade Cu, (Ni and PGE were not assayed)				-	0.10	-	-	-

Eel - 302	172.40	173.20	0.80	0.24	-	5.75	-	-	-
1983	177.00	190.00	13.00	3.96	-	0.69	1.12	-	0.009
	190.00	211.90	21.90	6.68	-	1.09	-	-	-	-
Eel - 315
1984	225.50	226.00	0.50	0.15	3.700	3.08	1.2	-	-
Eelo - 346
1987	182.00	182.40	0.40	0.12	-	16.10	0.43	-	0.040
	177.00	231.00	54.00	16.46	-	1.42	0.85	-	-
	195.40	216.30	20.90	6.37	<0.01	1.52	1.67	-	<0.01
	208.10	216.30	8.20	2.50	-	1.47	2.06	-	0.020
	229.40	231.00	1.60	0.49	-	13.10	1.44	-	0.030

As noted in our July 19, 2007, news release, assaying and sample preparation for Radar 07 – 01 drill core was completed at TSL Laboratories in Saskatoon using multi-acid digestion and Atomic Absorption procedures.

Mr. Anthony J. Spooner, P. Eng. of A. J. Spooner Exploration Services Inc, Flin Flon, Manitoba, is the Manager and Qualified Person responsible for the NI 43 – 101 on the Wine Radar Lake Property.

Please Note: Cream Minerals’ Annual General Meeting will be held this Friday, September 21, 2007 at 1:30 PM in the Four Seasons Hotel, Georgia and Howe Streets, Vancouver, Canada.

For further information on the Company's projects, visit www.creamminerals.com.

Frank A. Lang, BA, MA, P.Eng.

President and CEO

For further information, please contact:

Robert Paul, Investor Relations

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400

Email: info@creamminerals.com

or

Linda Armstrong, Vice President

CHF Investor Relations

Phone: (416) 868-1079, Ext. 229

Email:  Linda@chfir.com

Should you wish to receive Company news via email, please email catarina@chfir.com and specify “Cream Minerals Ltd.” in the subject line or contact the Company directly.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this News Release.  This release has been prepared by management and no regulatory authority has approved or disapproved the information contained herein.

Cautionary Language and Forward Looking Statements

This press release may contain “forward-looking statements”, which are subject to various risks and uncertainties that could cause actual results and future events to differ materially from those expressed or implied by such statements.  Investors are cautioned that such statements are not guarantees of future performance and results.  Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure documents filed from time to time with the Canadian securities authorities.

12600 N
12800 N
13000 N
13200 N
EEL 307
EEL 302
3600 W
3600 W
Indicated Plunge
3400 W
3400 W
EEL 346
Radar 07-01
Radar 07-01
0 ft
100 ft
200 ft
EEL 315
EEL 360
Radar 07-02
3200 W
EEL 348

Cream Minerals Ltd

SKETCH OF DRILL PLAN
CMA 2007, HBED Drill Holes 1982 to 87
Wine Mineral Claims , Radar Lake, Manitoba

By: A. J. Spooner P.Eng.
Drawn By: F. Holcapek P.Eng — Sept. 2007

Rad 07 – 01	From ft	to ft	ft	m	Au g/t	Cu %	Ni %	Co %	Pt g/t	Pd g/t
Wghtd Avge	182.60	249.40	66.80	20.37	0.31	2.27	1.30	0.054	0.132	0.270
									Pt+ Pd g/t	
EEL 302 ,	172.40	173.20	0.80	0.24	-	5.75	-	-	-	
1983	177.00	190.00	13.00	3.96	-	0.69	1.12	-	0.009	
	190.00	211.90	21.90	6.68	-	1.09	-	-	-	
EEL – 315										
1984	225.50	226.00	0.50	0.15	3.700	3.08	1.20	-	-	
EEL-346										
1987	182.00	182.40	0.40	0.12	-	16.10	0.43	-	0.040	
	177.00	231.00	54.00	16.46	-	1.42	0.85	-	-

NW
SE
Line 36 W
Line 34 W
Line 32 W
Line 30 W
EEL 359
Projected
EEL 302
EEL 346
Radar 07-01
EEL 315
EEL 348
Elev. 0 ft
Radar 07 – 02
Projected
Elev. 200 ft
0 ft
100 ft
200 ft
Elev. 400 ft

Rad 07 – 01	From ft	to ft	ft	m	Au g/t	Cu %	Ni %	Co %	Pt g/t	Pd g/t
Wghtd Avge	182.60	249.40	66.80	20.37	0.31	2.27	1.30	0.054	0.132	0.270
									Pt+Pd g/t	
EEL 302,	172.40	173.20	0.80	0.24	-	5.75	-	-	-	
1983	177.00	190.00	13.00	3.96	-	0.69	1.12	-	0.009	
	190.00	211.90	21.90	6.68	-	1.09	-	-	-	
EEL – 315										
1984	225.50	226.00	0.50	0.15	3.700	3.08	1.20	-	-	
EEL - 346										
1987	182.00	182.40	0.40	0.12	-	16.10	0.43	-	0.040	
	177.00	231.00	54.00	16.46	-	1.42	0.85	-	-	

NOTE:
The Cu – Ni mineralization appears to be controlled by the Gabbro – Rhyolite contact. From drill hole data a SE plunge of the mineralized zone is indicated.

Cream Minerals Ltd

Drill Sections Rad 07 01, 02
AND HBED Drill Holes 1982 to 87
Wine Mineral Claims, Radar Lake, Manitoba

By: F. Holcapek P.Eng

Sept. 2007